December 2, 2019

Andres Campos
Chief Executive Officer
Betterware de Mexico, S.A. de C.V.
Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco, 45145, M xico

       Re: Betterware de Mexico, S.A. de C.V.
           Registration Statement on Form F-1
           Filed November 14, 2019
           File No. 333-234692

Dear Mr. Campos:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed November 14, 2019

Risk Factors, page 26

1. Please disclose that there is no assurance that the merger will be consummated, and any related risks.
General

2. Please disclose the relationship, if any, between this offering and your concurrent offering on Form F-4, filed September 27, 2019, including the reason you intend for the offerings to close simultaneously. In this regard, we note your disclosure that you expect to consummate the offerings simultaneously, but it is unclear whether the offering registered on this F-1 relates to the merger registered on the form F-4 in any other manner.
 Andres Campos
Betterware de Mexico, S.A. de C.V.
December 2, 2019
Page 2
3. Where relevant, please apply any comments on your Form F-4 registration statement to the disclosure in this Form F-1 registration statement, and amend your F-1 disclosure accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                           Sincerely,
FirstName LastNameAndres Campos
                                                           Division of
Corporation Finance
Comapany NameBetterware de Mexico, S.A. de C.V.
                                                           Office of Trade &
Services
December 2, 2019 Page 2
cc:       Jason Simon
FirstName LastName